Exhibit 23.7

Consent of Aker Kvaerner E&C

I consent to the inclusion in this annual report on Form 40-F of North American Palladium Ltd., which is being filed with the United States Securities and Exchange Commission, of references to our name and to references to our involvement in the preparation of technical information relating to the Suhanko Project, Northern Finland, included in the 2007 Annual Information Form of North American Palladium Ltd., dated March 31, 2008 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form F-10 (Nos. 333-147126, 333-146513 and 333-133668) of the references to the name of Aker Kvaerner E&C and the above-mentioned information in the AIF.

Dated this 31 day of March, 2008.

/s/ Donald C. Gale
Name:	Donald C. Gale, on behalf of Aker Kvaerner E&C
Title:	Vice-President and General Manager